INSURANCE AMOUNT AND CONTRACT FUND (Continue)

credit interest on that part of the contract fund equal to $1,000 at a monthly rate equivalent to an effective annual rate of 5 1/2%. If you borrow an additional amount in that contract year, we will credit interest on that part of the contract fund equal to the additional loan at a monthly rate equivalent to an effective annual rate of not less than 4%. In the next contract year your target loan amount would be $4,000 ($2,000 for each of the two completed contract years since the Contract Date).

Guaranteed Interest.--The guaranteed interest rate credited on that portion of the contract fund in the fixed account is an effective rate of 3% a year.

Excess Interest.--Excess interest on that portion of the contract fund in the fixed account may be credited in addition to the 3% guaranteed interest rate. The rate of any excess interest is not guaranteed. It will be determined from time to time and will continue thereafter until a new rate is determined. We may use different rates of excess interest for different portions of the contract fund that are in the fixed account.

Mortality Charge.--At the beginning of each contract month we will deduct a mortality charge from the contract fund. The maximum charge we can deduct is determined by applying to the coverage amount a monthly rate determined as indicated in the Basis of Computation. The coverage amount is the difference between the insurance amount and the contract fund.

We may deduct a lower monthly charge than we describe above. The actual monthly mortality charges we deduct are based on our expectations as to future mortality experience. At least once every five years, but not more often than once a year, we will consider the need to change the basis for the charges. We will make such a change only if we do so for all contracts like this one dated in the same year as this one.

Where required, we have given the insurance regulator where this contract is delivered, a detailed description of our method for determining mortality charges.

                               CASH VALUE OPTION

Cash Value Option.--You may surrender this contract for its net cash value. To do so, you must ask us in writing and in a form that meets our needs. You must also send the contract to us.

As of any date the net cash value is the cash value minus any contract debt. (See page 12.) The cash value is equal to the contract fund minus any surrender charge that applies.

We will usually pay any net cash value within 7 days after we receive your request and the contract at our Service Office.

But we have the right to defer paying that portion of the payment to be taken from the subaccounts if (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency; or (3) the SEC lets us defer payments to protect our contract owners.

We also reserve the right to postpone paying any cash value or withdrawal from the fixed account for up to six months. If we do so for more than 10 days, we will pay interest at the rate of at least 3% a year.

Surrender Charge.--For each of the first six contract years the surrender charge is the contract fund times the surrender factor that applies. We show the surrender factors below but the surrender charge will not exceed 9% of the initial premium. For the seventh and later contract years there is no surrender charge.

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                           TABLE OF SURRENDER FACTORS
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     Contract            Surrender           Contract            Surrender
       Year               Factor               Year               Factor
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        1                   .09                 5                    .05

        2                   .08                 6                    .04

        3                   .07                 7 and later          .00

        4                   .06

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